Exhibit 99.2

BAJA MINING CORP
500-200 Burrard Street, Vancouver, BC, Canada V6C 3L6
T 604 685 2323 F 604 629 5228

November 23, 2010

BAJ:TSX/BAJFF:OTCQX

NEWS RELEASE

BAJA FULLY FUNDED FOR BOLEO CONSTRUCTION – PROJECT UPDATE

Baja Mining Corp. ("Baja") is pleased to announce that its Boleo Project is now fully funded for construction following Baja’s recently completed US$858 Million project financing and C$184 Million bought deal financing.

“After signing the US$858 Million project financing facilities on September 28, 2010, the final component required to complete this milestone financing was the equity raise of C$184 Million” said John Greenslade, President & CEO, “Today, with over US$1 Billion raised, we are fully funded and ready to move the Boleo Project to the construction phase with the goal of reaching copper production in 2013”.

Michael Shaw, Chief Operating Officer, stated, “We are a ‘shovel ready’ project with mass earthworks ready to start within a month. Our most significant long lead equipment has been fabricated or is in an advanced state of fabrication. We have released our EPCM contractor and construction activities are recommencing at site”.

Baja will hold a conference call on Wednesday, November 24, 2010 at 8:00 am PST (11:00 am EST) to discuss the completion of the Boleo funding. Call-in details are at the end of this release.

Additionally, in conjunction with the project financing facilities, Louis Dreyfus Commodities Metals Suisse SA (“LDC”) provided a US$35 Million convertible cost overrun facility (“CoF”) which, if drawn, converts into common shares of Baja at C$1.10 per common share. As part of the CoF, Baja has also issued LDC warrants for 7,408,727 common shares of Baja at a strike price of C$1.375 per common share which are exercisable in the event that the CoF is not drawn (proportionately to any undrawn CoF amount). Further details of the LDC transaction can be found in Baja’s June 7, 2010 press release.

The Company has been advised on the project finance facilities and the LDC facilities by Endeavour Financial International Corporation.

Drawdown of the project financing facilities is subject to a number of conditions precedent, including implementation of a hedging program and expenditure of both the equity contributions and the subordinated debt.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012, and production in early 2013. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 70 million tonnes of proven and probable reserves) and approximately 165 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which the noted proven and probable reserves will be exploited), has a NPV of US$1.306 billion, using an eight percent discount rate, and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Conference Call and Webcast Details

Date: Wednesday, November 24, 2010
Time: 8:00 am PST (11:00 am EST)
Dial in: North America: 1-800-319-4610, International: +1-604-638-5340
Webcast: https://services.choruscall.com/links/bajamining101124.html

The conference call presentation will be made available on the company’s website at 7:00 am PST (10:00 am EST) on Wednesday, November 24, 2010.
Presentation Link: http://www.bajamining.com/investors/presentations_media/powerpoints/

Replay: +1-604-638-9010
Replay Pass code: 2491
The conference call replay will be available until Wednesday, December 8, 2010.
A webcast of the presentation will also be available on the company’s website at
http://www.bajamining.com/investors/presentations_media/powerpoints/

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.